Exhibit 99.1

Materialise to Hold Annual Shareholders’ Meeting on June 5, 2018

Leuven, Belgium – May 17, 2018. Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing software and sophisticated 3D printing solutions, today announced that it will host its Annual General Shareholders’ Meeting at 10:00 am CEST on Tuesday, June 5, 2018.

The annual event will be held at the Materialise headquarters located at Technologielaan 15, 3001 Leuven, Belgium.

The convening notices and other documents pertaining to the Annual General Shareholders’ Meeting, including the annual management report, are available on the Materialise website at http://investors.materialise.com on the Corporate Governance page.

About Materialise

Materialise incorporates 27 years of 3D printing experience into a range of software solutions and 3D printing services, which together form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.